
SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2005
213
SECTION
WASH., D.C.



VF 3-24-05

SECU 05040430 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mortgages Ltd. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 E. Thomas Rd.
(No. and Street)

Phoenix, AZ 85012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Cordello (602) 277-5626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer, Hoffman & McCann, P.C.
(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave. Suite 300 Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, James J. Cordello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mortgages Ltd. Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public



OFFICIAL SEAL
DENISE GARCIA
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Feb. 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTGAGES LTD. SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2004



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH., D.C.
213
SECTION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

MORTGAGES LTD. SECURITIES, L.L.C.

We have audited the accompanying statement of financial condition of ***Mortgages Ltd. Securities, L.L.C.*** at December 31, 2004, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Mortgages Ltd. Securities, L.L.C.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Mortgages Ltd. Securities, L.L.C.*** at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission presented on page 6, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 8, 2005

MORTGAGES LTD. SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2004

CONTENTS

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 36,050
TOTAL CURRENT ASSETS	36,050
TOTAL ASSETS	$ 36,050

LIABILITIES AND MEMBER'S EQUITY

TOTAL LIABILITIES	$ -
MEMBER'S EQUITY	36,050
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 36,050

See Notes to Financial Statements

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

Year Ended December 31, 2004

REVENUES	
Management fees	$ 948,207
Interest income	203
TOTAL REVENUES	948,410
OPERATING EXPENSES	
Human resource expense	793,799
Legal and accounting	57,231
Insurance	46,433
Regulatory fees	17,706
Other operating expenses	33,205
TOTAL OPERATING EXPENSES	948,374
NET INCOME	36
MEMBER'S EQUITY, BEGINNING OF YEAR	36,014
MEMBER'S EQUITY, END OF YEAR	$ 36,050

See Notes to Financial Statements

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 36
Net cash provided by operating activities	36
NET CHANGE IN CASH	36
CASH, BEGINNING OF YEAR	36,014
CASH, END OF YEAR	$ 36,050

(1) Company operations and summary of significant accounting policies

Company operations - Mortgages Ltd. Securities, L.L.C. (the "Company") is incorporated in the state of Arizona. The Company is a direct participation program broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company is headquartered in Phoenix, Arizona. The Company was formed in February 2001 and began operations in 2004.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents which consist of highly liquid financial instruments purchased with original maturities of three months or less.

Revenue recognition - Revenues consist of management fees from Mortgages Ltd., a related party. The Company provides broker/dealer services related to direct participation programs originated by Mortgages Ltd. Revenues are recorded as billed to Mortgages Ltd.

Income taxes - The financial statements do not include a provision for income taxes since the Company is not a taxpaying entity for income tax purposes. The Company is treated as a partnership for income tax purposes and, accordingly, earnings and losses of the Company are included in the members' individual income tax returns.

(2) Related party transactions

The Company is owned by a trust controlled by the sole stockholder of Mortgages Ltd. The Company's business consists entirely of transactions related to Mortgages, Ltd. The Company receives a management fee from Mortgages Ltd. and bears certain expenses under an agreement with Mortgages Ltd. Legal, accounting and certain miscellaneous expenses are those actually incurred by the Company and are separate from agreement with Mortgages Ltd.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2004, the Company had net capital of $36,050, which was $31,050 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 0.0 to 1.0 as of December 31, 2004.

MORTGAGES LTD. SECURITIES, L.L.C.

SUPPLEMENTARY INFORMATION

December 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Member's equity	$ 36,050
Less nonallowable assets	-
Other deductions or charges	-
Net capital	36,050
Less: Minimum net capital required	5,000
EXCESS NET CAPITAL	$ 31,050
AGGREGATE INDEBTEDNESS - LIABILITIES	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

See Independent Auditor's Report

SUPPLEMENTARY INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors of

MORTGAGES LTD. SECURITIES, L.L.C.

In planning and performing our audit of the financial statements of ***Mortgages Ltd. Securities, L.L.C.*** (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in

amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 8, 2005